June 9, 2025

Sunit Patel
Chief Financial Officer
Crown Castle Inc.
8020 Katy Freeway
Houston, Texas 77024

        Re: Crown Castle Inc.
            Form 10-K for the fiscal year ended December 31, 2024
            File No. 001-16441
Dear Sunit Patel:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:    Robert Collins